Filed Pursuant to Rule 433

Registration No. 333-270086

March 7, 2023

Magna International Inc.

Pricing Term Sheet

$300,000,000 5.980% Senior Notes due 2026

$500,000,000 5.500% Senior Notes due 2033

Issuer	Magna International Inc.

Format	SEC Registered

Trade Date	March 7, 2023

Settlement Date	March 21, 2023 (T+10)

Joint Book-Running Managers	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers	ICBC Standard Bank Plc
Loop Capital Markets LLC
Commerz Markets LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
CIBC World Markets Corp.
Goldman Sachs & Co. LLC

$300,000,000 5.980% Senior Notes due 2026

Issue of Securities	5.980% Senior Notes due 2026

Aggregate Principal Amount Offered	$300,000,000

Maturity Date	March 21, 2026

Expected Ratings*	A3 (Stable) / A- (Stable) (Moody’s / S&P)

Interest Rate	5.980% per year

Benchmark Treasury	UST 4.000% due February 15, 2026

Spread to Benchmark Treasury	+125 basis points

Benchmark Treasury Price and Yield	98-00+; 4.730%

Yield to Maturity	5.980%

Price to Public	100.000%, plus accrued interest, if any, from March 21, 2023

Interest Payment Dates	Semi-annually in arrears on March 21 and September 21 of each year, beginning on September 21, 2023

Make-Whole Call	Prior to March 21, 2024; T+20 basis points

Par Call	On or after March 21, 2024

Special Mandatory Redemption	In the event that (x) the Veoneer Acquisition is not consummated on or prior to December 19, 2023 or such later date as the parties to the Equity Purchase Agreement may agree as the “End Date” thereunder or (y) the Equity Purchase Agreement is terminated, the issuer will be required to redeem all of the notes then outstanding at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

Denominations	Minimum of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN	559222AX2 / US559222AX24

$500,000,000 5.500% Senior Notes due 2033

Issue of Securities	5.500% Senior Notes due 2033

Aggregate Principal Amount Offered	$500,000,000

Maturity Date	March 21, 2033

Expected Ratings*	A3 (Stable) / A- (Stable) (Moody’s / S&P)

Interest Rate	5.500% per year

Benchmark Treasury	UST 3.500% due February 15, 2033

Spread to Benchmark Treasury	+155 basis points

Benchmark Treasury Price and Yield	96-03; 3.979%

Yield to Maturity	5.529%

Price to Public	99.780%, plus accrued interest, if any, from March 21, 2023

Interest Payment Dates	Semi-annually in arrears on March 21 and September 21 of each year, beginning on September 21, 2023

Make-Whole Call	Prior to December 21, 2032; T+25 basis points

Par Call	On or after December 21, 2032

Special Mandatory Redemption	In the event that (x) the Veoneer Acquisition is not consummated on or prior to December 19, 2023 or such later date as the parties to the Equity Purchase Agreement may agree as the “End Date” thereunder or (y) the Equity Purchase Agreement is terminated, the issuer will be required to redeem all of the notes then outstanding at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

Denominations	Minimum of $2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN	559222AY0 / US559222AY07

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about March 21, 2023, which will be the tenth New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.